

May 20, 2013

Via E-mail
Andrew G. Lampereur, CFO
Actuant Corporation
N86 W12500 Westbrook Crossing
Menomonee Falls, WI 53051

> **RE:** **Actuant Corporation**
> **August 31, 2012 Form 10-K Filed October 26, 2012**
> **Response Letter Dated May 3, 2013**
> **File No. 1-11288**

Dear Mr. Lampereur:

   We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

1. In our April 29, 2013 comment letter, we communicated our understanding that you did not intend to provide certain specific, material disclosures concerning the Mastervolt impairment charge. You have responded that our understanding is "contrary" to your previous responses. However, we note that your proposed disclosure still does not address several material issues cited in our letter. For example, the three added sentences you intend to provide still do not enable an investor to understand how your revised Mastervolt cash flow projections compare with the prior projections on which you assessed recoverability of the impaired assets. A disclosure that projected cash flows have decreased is not informative given that all impairment charges are associated with reduced cash flow estimates. You have provided no way for an investor to understand whether you project the Mastervolt solar business to generate positive or negative future earnings and cash flows, or the extent to which the impairment was impacted by the increased discount rate. Similarly, you have provided no way for an investor to understand whether Mastervolt has historically generated profits or losses, whether Mastervolt has historically generated positive or negative cash flows, and the extent to which there have been any material trends in earnings and cash flows. Absent such disclosures, investors have no ability to assess the reasonableness of your prior and current accounting estimates. Even though Mastervolt's solar business comprises only 3% of consolidated sales, it is clear that the operating results of this business have already materially impacted consolidated and segment operating results and further impairments can reasonably be expected to have a material impact in future periods given the carrying value

of Mastervolt's tangible and intangible assets. Please read Section 501.14 of the Financial Reporting Codification and provide a substantive and informative disclosure that addresses these concerns and the disclosure requirements. Please also provide us with the impairment test calculations you performed which support the impairment charge. We may have further comment.

2. As previously noted, it is our understanding that you do not intend to explain to investors whether you plan to employ any specific strategies to address the relevant adverse business, economic and competitive factors impacting Mastervolt, nor do you intend to substantively describe to investors the future prospects of Mastervolt as seen through the eyes of management. Absent such disclosure, investors have no way of understanding whether you view the adverse conditions as temporary, whether you intend to implement revised marketing strategies or restructuring plans, or whether you intend to dispose of the business. Absent such disclosure, investors cannot reasonably assess the degree of uncertainty surrounding the recoverability of Mastervolt's remaining tangible and intangible assets. For example, such risk would be higher if you have no plans to improve Mastervolt's operating results. Please read Item 303(a)(3)(ii) of Regulation S-K and please read Financial Reporting Codification Section 501.12.b.4 which focuses on the analytical content required in your disclosures. There remains a concern that the three sentences of proposed added disclosure do not fully address this issue.

3. Please quantify in MD&A the carrying value of Mastervolt's tangible assets so that investors can understand the magnitude of assets at risk. Please read Section 501.12.b.3 of the Financial Reporting Codification.

4. Your proposed disclosure attributes the Mastervolt impairment to previously undisclosed "underperformance since acquisition" and also to adverse economic and competitive factors occurring in the fourth quarter. Given the positive statements you made regarding Mastervolt operations in the filings immediately prior to the impairment charge, and that the adverse factors you cite appear to have existed in prior periods, it remains unclear whether your proposed disclosure fully addresses all of the causal factors occurring in the fourth quarter. In order for us to better understand your disclosures, please provide us with Mastervolt's 2011 and 2012 quarterly sales and operating profit data. We may have further comment.

5. A pattern of adverse Mastervolt operating results is not apparent in the corresponding annual or interim Electrical segment sales and operating profit disclosures. Consequently, it appears that you may be aggregating Mastervolt with other businesses that have dissimilar economic characteristics. Please provide us with all of the fiscal 2012 interim and annual financial reports provided to the CODM and to the Board of Directors. Compliance with ASC 280-10-50-11 should be clearly evident.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot, Staff Accountant, at (202)551-3738 or, the undersigned at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. You may contact Leland Benton at (202) 551-3791 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief